Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

GRANT OF SHARE OPTIONS AND RESTRICTED SHARES

The Board announces that on May 10, 2013, the Company has granted (i) share options to subscribe for a total of 1,388,793 Shares; and (ii) restricted shares in respect of a total of 817,068 Shares, pursuant to the 2011 Share Incentive Plan.

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company”) announces that on May 10, 2013, the Company has granted to certain employees (i) share options (the “Share Options”) to subscribe for a total of 1,388,793 ordinary shares of US$0.01 each of the Company (the “Shares”) and (ii) restricted shares in respect of a total of 817,068 Shares pursuant to the 2011 Share Incentive Plan adopted on October 6, 2011. Details of the aforesaid are as follows.

(i)	Share Options

Date of grant	May 10, 2013
Exercise price	US$8.42 per Share
Number of underlying Shares involved	1,388,793
Closing price of the Shares on the date of grant	US$8.2733 per Share
Validity period of the Share Options	The Share Options are valid for a period of 10 years from the date of grant

The Share Options were granted with the following vesting dates:

Number of Shares	Vesting Date
1,351,587	10 May 2014	10 May 2015	10 May 2016
37,206	12 Nov 2013	12 Nov 2014	12 Nov 2015	12 Nov 2016

Among the Share Options granted above, Share Options to subscribe for 362,610 Shares were granted, with the approval of the compensation committee of the Company which comprises independent non-executive directors of the Company, to the following director of the Company and details are as follows:

Name	Position	Number of underlying Shares involved
Mr. Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	362,610

(ii)	Restricted Shares

Date of grant	May 10, 2013
Number of Shares involved	817,068
Vesting Period	3 Years & 4 Years

Among the restricted share granted above, restricted share in respect of 297,345 Shares were granted, with the approval of the compensation committee of the Company which comprises independent non-executive directors of the Company, to the following directors of the Company and details are as follows:

Full Name	Position	Number of restricted shares	Number of underlying shares involved	Vesting date
				10-May-14	10-May-15	10-May-16
Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	181,305	181,305	60,435	60,435	60,435
Yuk Man Chung	Non-executive Director	14,505	14,505	4,836	4,836	4,833
Yiu Wa Alec Tsui	Independent Non-executive Director	14,505	14,505	4,836	4,836	4,833
John Peter Ben Wang	Non-executive Director	14,505	14,505	4,836	4,836	4,833
Robert Wason Mactier	Independent Non-executive Director	14,505	14,505	4,836	4,836	4,833
Thomas Jefferson Wu	Independent Non-executive Director	14,505	14,505	4,836	4,836	4,833
James Andrew Charles MacKenzie	Independent Non-executive Director	14,505	14,505	4,836	4,836	4,833
Rowen Bruce Craigie	Non-executive Director	14,505	14,505	4,836	4,836	4,833
William Todd Nisbet	Non-executive Director	14,505	14,505	4,836	4,836	4,833

Hong Kong, May 13, 2013

As of the date of this announcement, the executive director of the Company is Lawrence Yau Lung Ho; the non-executive directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

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